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Filed by Logitech International S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Labtec Inc.
Commission File No. 333-56072


For Immediate Release
Editorial Contacts:
Erik Knettel, Thomson Investor Relations - USA (212) 701-1963
Kristen Onken, Sr. Vice President & Chief Financial Officer - Logitech International SA - USA (510) 713-4430
Garreth Hayes, Public Relations Manager, Europe - +41-(0)21-863-5111

                 Logitech Announces Preliminary Exchange Ratio
                           for Labtec Exchange Offer

Fremont, CA - March 20, 2001 - Logitech International (Switzerland:LOGN, LOGZ) (NASDAQ:LOGIY) today announced in connection with its exchange offer for all outstanding shares of Labtec Inc. (OTC BB: "LABT") that, based on the recent trading prices of Logitech ADRs, Labtec stockholders who tender into the offer will receive $11.00 in cash and 0.2644 of a Logitech ADR for each outstanding
share of Labtec common stock.   Logitech's offer is scheduled to expire at
midnight, Eastern time, on Thursday, March 22, 2001.

The exchange ratio of 0.2644 may change if Logitech extends the expiration date of the offer. If Logitech extends the offer the final exchange ratio will be based on the average closing bid price of Logitech ADRs for the 20 consecutive trading days ending on the date three business days before the offer actually expires. Completion of the exchange offer remains subject to the satisfaction or waiver of the conditions to the offer.

All Labtec stockholders should read the prospectus and offer statements that were filed by Logitech and the solicitation/recommendation statements that were filed by Labtec with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares.

Stockholders are able to obtain these statements and amendments, as well as other filings containing important information about Logitech and Labtec, without charge, at the SEC's internet site (www.sec.gov). Copies of the offer
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and solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Logitech's information agent,
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Logitech Announces Preliminary Exchange Ratio - Page 2


Georgeson Shareholder Communications Inc., by calling collect at 1-212-440-9800 or toll-free at 1-800-233-2064.

About Logitech -- Founded in 1981, Logitech designs, manufactures and markets human interface devices and supporting software that link people to the Internet and enable them to work, play, learn and communicate more effectively in the digital world. Logitech's interface products include Internet video cameras; input and pointing devices such as corded and cordless mice, optical trackballs and keyboards; multimedia speakers; and interactive gaming products such as joysticks, gamepads and racing systems.

With operational headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Romanel, Switzerland, and Hsinchu, Taiwan, R.O.C., Logitech International is a Swiss public company traded in Switzerland under the symbols LOGN and LOGZ, and in the U.S. on the Nasdaq National Market System (LOGIY). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific. For more information on Logitech and its products, visit the Logitech web site at http://www.logitech.com.
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About Labtec Inc. - Founded in 1982, Labtec Inc. is a leading developer and marketer of high-technology peripherals and accessories for computing, communication and entertainment. Labtec offers a broad array of products, including multimedia speakers and subwoofers, PC Voice Access(TM) microphones, headsets and accessories, telephony products, personal audio products, 3D motion control devices, and mass-storage enclosures for secure computer systems and networks. Labtec's strategy is to offer a growing assortment of products based on proprietary technology through multiple channels of distribution. Labtec currently sells to most of the largest and fastest growing retailers, master distributors and original equipment manufacturers, with all channels served on a worldwide basis. For additional information, please visit the Labtec Web site at http://www.labtec.com, or call (360) 896-2000.
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